Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT

RE-ELECTION OF EMPLOYEE REPRESENTATIVE SUPERVISORS

China Life Insurance Company Limited (the “Company”) announces that at the fourth extraordinary meeting of the third session of the employee representative meeting of the Company, Mr. Cao Qingyang and Ms. Wang Xiaoqing have been re-elected as Employee Representative Supervisors of the seventh session of the board of supervisors of the Company (the “Board of Supervisors”). Mr. Cao Qingyang and Ms. Wang Xiaoqing will, together with other supervisors of the Company to be elected at the 2020 annual general meeting of the Company (the “AGM”), form the seventh session of the Board of Supervisors.

The biographical details of Mr. Cao Qingyang and Ms. Wang Xiaoqing are set out below:

Mr. Cao Qingyang, born in May 1963, became a Supervisor of the Company in July 2019. He has been the General Manager of the Product Development Department of the Company since February 2011. From 2008 to 2011, he successively served as the Deputy General Manager of Tianjin Branch and the Group Leader of the Statistics Working Group of the Company. From 2004 to 2008, he successively served as the General Manager of the Investor Relations Department, the Deputy Secretary-General of the Board Secretariat and concurrently the General Manager of the Investor Relations Department, and the Deputy Secretary-General of the Board Secretariat of the Company. Mr. Cao graduated from Nankai University in 2004, majoring in finance with a doctoral degree in economics.

Ms. Wang Xiaoqing, born in October 1965, became a Supervisor of the Company in December 2019. She successively served as the Deputy General Manager and the General Manager of the Risk Management Department of the Company from April 2018. From May 2016 to April 2018, she served as the Secretary to the Discipline Inspection Committee of Tibet Autonomous Region Branch of the Company. From 2010 to 2016, she successively served as an Assistant to the General Manager and the Deputy General Manager of the County Insurance Management Department, and the Deputy General Manager of the Audit Department of the Company. From 2003 to 2010, she successively served as the Deputy Division Chief of the Agent Training Division, the Deputy Division Chief of the Business Inspection Division, the Division Chief of the Agent Management Division, the Senior Manager of the Comprehensive Development Division of the Individual Insurance Sales Department of the Company, and the Deputy General Manager of No. 5 Business Management Department in Beijing Branch of the Company. Ms. Wang graduated from Nanjing Communication Engineering College in 1988, majoring in radio communication engineering with a bachelor’s degree in engineering.

The term of office of Mr. Cao Qingyang and Ms. Wang Xiaoqing as Employee Representative Supervisors of the seventh session of the Board of Supervisors shall commence upon conclusion of the AGM and end on the expiry of the term of the seventh session of the Board of Supervisors. They are eligible for re-election upon expiry of their term.

The remuneration of the Employee Representative Supervisors is determined by reference to their duties and responsibilities based on the relevant remuneration system of the Company. As Employee Representative Supervisors of the Company, Mr. Cao Qingyang and Ms. Wang Xiaoqing will receive corresponding remuneration in accordance with their positions in the Company, including basic salary, performance-based salary, bonus and allowance.

Save as disclosed above, Mr. Cao Qingyang and Ms. Wang Xiaoqing have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, and are not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Cao Qingyang and Ms. Wang Xiaoqing do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the election of Mr. Cao Qingyang and Ms. Wang Xiaoqing that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 25 February 2021

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

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